EXHIBIT 12.1

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in 000's)

	Six Months Ended
	June 30,	Year Ended December 31,

	2005	2004	2003	2002	2001	2000

Income before income taxes	$94,652	$163,354	$77,269	$23,019	$57,241	($74,701)

Add:
Fixed charges, Southwestern	10,882	19,896	19,203	23,049	25,393	25,777
Fixed charges, NOARK (1)	1,572	3,323	3,409	3,498	3,587	3,869
Amortization of capitalized
interest	1,017	1,975	1,643	1,659	1,637	1,374

Deduct:
Interest capitalized on oil and
gas properties	(1,636)	(2,797)	(1,787)	(1,479)	(1,589)	(2,429)

Earnings for computation	$106,487	$185,751	$99,737	$49,746	$86,269	($46,110)

Fixed charges
Southwestern:
Interest on indebtedness	$10,314	$18,512	$18,077	$21,902	$24,430	$25,072
Amortization of debt discount
and expense	518	1,284	1,026	1,047	863	605
Portion of rents representative
of interest	50	100	100	100	100	100

Total fixed charges, Southwestern	10,882	19,896	19,203	23,049	25,393	25,777

NOARK (1)	1,572	3,323	3,409	3,498	3,587	3,869

Total fixed charges	$12,454	$23,219	$22,612	$26,547	$28,980	$29,646

Ratio of earnings to fixed charges	8.6 x	8.0 x	4.4 x	1.9 x	3.0 x	- x

(1)	Represents Southwestern's guaranty of 60% of the fixed charges of NOARK.